UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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FORM 12b-25	SEC FILE NUMBER 001-33531

NOTIFICATION OF LATE FILING	CUSIP NUMBER 00768M 10 3

(Check one):                    ☐ Form 10-K                      ☐ Form 20 F                     ☐ Form 11 K                      ☒  Form 10-Q                     ☐ Form N-SAR                      ☐ Form N-CSR

For Period Ended:  June 30, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION AeroGrow International, Inc.
Full Name of Registrant N/A
Former Name if Applicable 6075 Longbow Dr. Suite 200
Address of Principal Executive Office (Street and Number) Boulder, Colorado, 80301
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
☒
(a)The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

AeroGrow International, Inc. (the “Company) was not able to timely file its Quarterly Report on Form 10-Q (the “Form 10-Q”) for the three months ended June 30, 2009 (the “June Quarter”) by August 14, 2009, the prescribed due date, because of recent developments related to the matter discussed below that the Company is in the process of addressing and which have diverted necessary resources from the completion of the Form 10-Q.

On July 19, 2009, a $1,000,000 loan (the “Loan”) extended to the Company by First National Bank of Colorado (“FNB”) matured.  The Company has been in discussions with FNB regarding an extension of the maturity of the Loan, and expects to finalize an extension with FNB shortly.  The discussions with FNB, subsequent negotiations, and documentation of the extension have diverted necessary resources from the completion of the Company’s Form 10-Q.

The Company expects that its Form 10-Q will be filed within five calendar days following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

H. MacGregor Clarke	303	444-7755
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).☒ Yes☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion there of ?     ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three months ended June 30, 2009, our sales totaled $2,979,693, a 55.7% decrease from the same period in the prior year.  The decline in sales reflected lower sales in each of our channels of distribution, principally because of the decline in economic activity associated with the global recession, which adversely affected the levels of consumer spending and retailer procurement relative to the prior year period.  In addition, because of the general economic conditions and a low anticipated return on investment, we elected to reduce our spending on advertising and promotions in our direct-to-consumer business, causing a further reduction in these sales, but ultimately contributing to a reduced operating loss.  Sales of AeroGardens declined 68.2% year-over-year; however, sales of seed kits and accessories, which represent recurring revenue related to cumulative sales of AeroGardens, declined by only 19.7%.  As a result, sales of seed kits and accessories increased to 46.8% of total revenue from 25.8% in the prior year period.

The gross margin for the three months ended June 30, 2009, was 37.3% as compared to 45.1% for the prior year period.  The decline reflected changes in channel, customer and product mix, as well as the impact of fixed facility costs in our Indianapolis, Indiana, manufacturing and distribution facility that was opened in July 2008, on a lower revenue base in the current year period.  Operating expenses other than cost of revenue were reduced $2,913,756, or 51.2%, from the prior year reflecting cost savings initiatives, staffing reductions, and reduced spending on advertising and promotion.

The loss from operations totaled $1,670,366, which was $990,386 lower than the prior year loss from operations of $2,660,752.  The reduced loss reflected the decrease in operating expenses other than cost of revenue, which more than offset the combined impact of lower sales and gross margin relative to a year earlier.

Other income totaled $608,634 as compared to other expense of $156,597 in the prior year, principally reflecting the impact of approximately $807,310 in gains that were recognized during the three months ended June 30, 2009, to reflect discounts negotiated on certain accounts payable balances, partially offset by higher interest expense resulting from a higher average level of debt outstanding.

The net loss for the three months ended June 30, 2009, was $1,061,732 as compared to a $2,817,349 net loss in the same period a year earlier.

Certain statements contained in this Form 12b-25 are forward looking.  Such statements are based on current expectations, estimates and projections about the Company's business.  Words such as expects, anticipates, intends, plans, believes, sees, estimates and variations of such words and similar expressions are intended to identify such forward-looking statements.  These statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict.  Actual results could vary materially from the description contained herein due to many factors including continued market acceptance of the Company's products or the need to raise additional capital.  In addition, actual results could vary materially based on changes or slower growth in the indoor garden market; the potential inability to realize expected benefits and synergies; domestic and international business and economic conditions; changes in customer demand or ordering patterns; changes in the competitive environment including pricing pressures or technological changes; technological advances; shortages of manufacturing capacity; future production variables impacting excess inventory and other risk factors listed from time to time in the Company's Securities and Exchange Commission (SEC) filings under "risk factors" and elsewhere.  The forward-looking statements contained in this Form 12b-25 speak only as of the date on which they are made, and the Company does not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this Form 12b-25.

AeroGrow International, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 17, 2009	By:	/s/ H. MacGregor Clarke
H. MacGregor Clarke
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).